FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December, 2002


                              Advantest Corporation
                              ---------------------
                 (Translation of Registrant's Name Into English)

                              Shinjuku-NS Building
                              --------------------
                           4-1 Nishi-Shinjuku 2-chome
                           --------------------------
                                   Shinjuku-ku
                                   -----------
                                 Tokyo 163-0880
                                 --------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X   Form 40-F
                                       ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)






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Materials Contained in this Report

1. Translation of the Japanese-language Interim Business Report for FY2002 for the interim period ending September 30, 2002.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                  Advantest Corporation



                                  By:   /s/ Hitoshi Owada
                                      -------------------------------------
                                      Name:  Hitoshi Owada
                                      Title: Managing Director and
                                             Senior Vice President,
                                             Administration and Finance Division

Date:  December 10, 2002